UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposals to be submitted to the Stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on November 11th, 2005, at 4:00 p.m.

1. Cancel the stocks held in treasury, existing on the date of the Meeting, representatives of its own Capital Stock, without reduction thereof.

2. Increase the capital stock in the amount of R$3,000,000,000.00, from R$10,000,000,000.00 to R$13,000,000,000.00, by using a portion of the balance in the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, on a free basis, as bonus stock held, 1 (one) new stock, of the same type, for each stock possessed. The bonus stock held on a date to be announced to the market by the Company, after the process is approved by the Central Bank of Brazil.

Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs holders - Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets, as investors will receive one (1) new DR for each DR held, which will continue to be traded at the ratio of one (1) preferred stock for one (1) DR, in the respective markets.

The operation aims at providing an improved liquidity to the shares, with the subsequent adjustment to the quote value on the market to a more attractive level for trading, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions, will have its value adjusted, from R$0.057000 to R$0.028500 per common stock and from R$0.062700 to R$0.031350 per preferred stock, so that the stockholders will continue receiving equal amount of Interests.

Current stocks issued by the Company will continue to be traded, entitled to bonus stock, and new stocks will be made available for trading after the approval of respective process by the Central Bank of Brazil and included in the stockholders’ position, which will be purpose of announcement to the market.

The unit price to be attributed to the bonus stock, pursuant to the provisions in the Paragraph 1st of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service 25, as of 3.6.2001, will be informed on the date of the Meeting.

Dividends - Stocks resulting from the bonus stock will be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interests to be declared from the date the new stocks are included in the stockholders’ position. They also will be fully entitled to possible attributed advantages to other stocks from the referred date.

3. amend the “caput” of Article 6, of the Company’s Bylaws, as a result of the previous items.

Cidade de Deus, Osasco, State of São Paulo, October 10th, 2005

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.--.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

We declare that this is a true copy of an extract of the Minutes of the Special Meeting # 1.112, of Banco Bradesco S.A.’s Board of Directors, held on 10.10.2005, drawn up in the proper book.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu
Executive Vice President	Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.